

OFFERING MEMORANDUM DATED September 20, 2023, 2023

RedSwanPC, Inc.
8121 Broadway Street, Suite 301, Houston, Texas 77061
www.redswan.io

SPV Interests Representing
Up to $5,000,000 of Non-Voting Common Stock

Minimum Investment Amount: $500

RedSwanPC, Inc. ("RedSwan," "the company," "we," or "us"), is offering up to $5,000,000 worth of Non-Voting Common Stock. The investment will be made through RedSwan Seed Select SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $200,000 (the "Target Amount"). The company must reach its Target Amount of $200,000 by April 29, 2024, the end date of the offering. Unless the company raises at least the Target Amount of $200,000 under the Regulation CF offering by April 29, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When

used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

RedSwan was initially formed on February 16, 2018 ("Inception") in the State of Texas as an LLC. On May 2, 2018, RedSwan converted to RedSwanPC, Inc., a Delaware C Corporation.

The SPV, RedSwan Seed Select SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities. Investments in this offering will be made through RedSwan Seed Select SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

RedSwan provides solutions to allow property owners with high quality, off-market commercial real estate properties to access investors utilizing digital asset CRE tokens.

RedSwan was founded in early 2018 with the vision to transform the nature of capital markets tied to the commercial real estate ("CRE") industry. Specifically, RedSwan is using blockchain technology to facilitate the tokenization of equity limited partnership shares of Class A and B CRE properties.

Through tokenization, RedSwan can fractionalize direct CRE ownership, allowing owners of institutional-grade CRE to be more accessible and attractive to smaller investors with low minimum investment thresholds. Tokenization also allows RedSwan to help streamline and compress the time it takes for real estate developers and sponsors to raise equity capital for their projects. A process that traditionally takes many months to complete and requires many intermediaries and a lot of tedious paperwork can potentially be shortened into days or weeks at lower cost.

RedSwan's vision is for real estate, over time, to be easily traded in the secondary market like common stocks today. When done in compliance with securities laws, transaction records for digital tokens allow for streamlined secondary trading.

RedSwan allow allows owners of CRE investment opportunities to showcase their CRE to investors. Owners are required to comply with securities laws, typically requiring that all investments are made to accredited investors pursuant to Regulation D, or to non-US persons under Regulation S. RedSwan does receive any compensation for those posted offerings but does require that all investments be offered at an affordable $1,000 minimum commitment. RedSwan PC, Inc. has also secured a Registered Investment Advisor (RIA) license to advise and manage client investments.

Since founding, we have successfully assisted customers with their capital raising for three projects and engaged over 15 assignments for tokenizing inventory for over $4.2 billion worth of properties on the platform. RedSwan believes its current pipeline of new business is approximately $10 billion in real estate projects.

Employees

The company currently has 5 full-time employees and 8 part-time employees.

Regulation

RedSwan PC, Inc. is currently registered with the SEC as a Registered Investment Advisor (RIA). It has also formed a broker-dealer division RedSwan Markets LLC, for the purposes of compliant security token issuance and secondary trading. The broker-dealer has received approval from the
SEC and is waiting on final approval from FINRA.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company leases the suite it conducts its operations and has its headquarters at 8121 Broadway Street, Suite 301, Houston, Texas 77061. The lease expires on July 31, 2026. See Note 7 of its Financial Statements for more information.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is a relatively new company with five and a half years of operating experience and has been bootstrapping operations with limited investor capital financing.
The company was formed as a Texas LLC in 2018 and converted to a Delaware corporation later that same year. The company started with a business plan to move slowly into the digital asset space and gradually grow its technical and administrative base. The focus was to limit monthly burn and conserve cash reserves since its initial investment from founders and strategic investors. Management has postposed taking salaries and received equity stock incentives to continue focusing on meeting goals and objectives. Today, RedSwan believes it is a complete commercial real estate and capital markets solution provided from the create of its security tokens, issuance, asset management, and liquidity assistance for investors and sponsors.

The company has incurred a net loss since inception; however, it has also been able to generate service revenue from customers. There is no assurance that the company will ever be profitable and overcome the difficulties most startups face from lack of sustainable capital.

The development and commercialization of the company's products and services are highly competitive.
The company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The equity crowdfunding and tokenization markets are emerging industries where new competitors are entering the market frequently. Many of the company's competitors have significantly greater financial, technical, and human resources and may have

superior expertise in research and development and marketing approved services and thus may be better equipped than the company to develop and commercialize services. These competitors also compete with the company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the company's competitors may commercialize products more rapidly or effectively than the company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The company's expenses will significantly increase as they seek to execute their current business model.
Although the company estimates that it has enough runway for the next 12 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other company operations after the raise. Doing so would require additional revenue or funding.

We operate in a highly regulated industry.
Regulation of smart contracts, tokens, and token offerings is highly regulated by entities such as, the SEC, FINRA, and State Security Regulators. Further, we are a RIA, as such, we must comply with stringent regulations. As will our broker dealer. RedSwan Markets, LLC when it is approved by FINRA. Failure by the company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

If the company cannot raise sufficient funds, it may not succeed.
The company is offering Non-Voting Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $200,000. Even if the maximum amount is raised, the company may still need additional funds in the future in order to grow. The possibility remains that if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding or generate revenue for some of the plans outlined in "Use of Proceeds."

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel including Edward Nwokedi, Don Oparah, Martha Theus, and Simon Herrmann. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Not all of the key personnel currently work full time for the company.
Some of our employees, including one of our key personnel, the COO and Head of Technology, Don Oparah does not work for the company full time. As a result, our COO and Head of Technology may not devote all their time to the business and may from time to time serve as employee, officer, director, and consultant of other companies. Their obligations to other companies may limit their ability to focus on the operations of RedSwan, which may negatively impact the company.

Risks Related to the Securities

Our founder has control over all stockholder decisions because he controls a substantial majority of our voting stock.
As a result of the Common Stock that he holds, Edward Nwokedi, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate of 5,000,000 Common Stock, which will represent approximately 76.13% of the voting power of our outstanding capital stock immediately following this offering. The Non-Voting Common Stock issued in this offering will not dilute our co-founders' voting control because the Non-Voting Common Stock has no voting rights. As a result, Edward Nwokedi has the ability to control the

outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.
RedSwan has set the price of its Non-Voting Common Stock at $20.00 per share. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the [Security] hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

You will not be investing directly into the company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in RedSwan Seed Select SPV, LLC and with the money you pay, it will buy our Non-Voting Common Stock by becoming a member of RedSwan Seed Select SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the operating agreement. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances.

Risks Related to COVID-19

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Edward Nwokedi	CEO & CFO	March 2018-Present	Full-Time
Don Oparah	COO & Head of Technology	March 2018 – Present	Part-Time
Directors:			
Edward Nwokedi	Director	March 2018 – Present	
Significant Employees:			
Simon Herrmann	SVP of Global Sales	January 2022 - Present	Full-Time
Martha Theus	Financial and Operational Compliance	June 2022 – Present	Part-Time

Edward Nwokedi, Founder, CEO, CFO, and Chairman of the Board
Edward Nwokedi has 17 years of experience with brokerage and client advisory services. He was a broker with Colliers International from 2002 until 2004. He then joined Cushman and Wakefield where he reached the position of Executive Director of Capital Market Groups from 2004 until 2019. He is one of Houston's repeat top performers with over $2 billion in successful transactions. Prior to his CRE career, Edward was a successful Silicon Valley entrepreneur who co-founded and exited a venture-backed startup to a Fortune 500 company.

Edward has been the CEO, CFO, and Chairman of the company since inception in 2018.

Don Oparah, COO & Head of Technology
Don has a PhD in IT from University of Cambridge, UK and is a TED speaker and Oxford University speaker on tech innovation. Don has over 20 years in enterprise and startup technology as early employee at publicly traded technology company Agilysys and later as Founder and Director of The Venture Accelerator at University of California, Santa Barbara. Don participated in launching over 20 startups in his career, many of them were successfully backed by leading venture funds and several acquired by Fortune 500 companies.

Don is not with the company full-time; he currently also serves as the CEO of Assured Med Supply who he has been with since 2020.

Simon Herrmann, SVP of Global Sales
Simon Herrmann has 20+ years of experience in sales and creating strong working relationships. As managing director at Cushman & Wakefield, he managed the National Multihousing Advisory Group and National Land Practice Group in Northern California. He also worked in the capital market division and assisted institutional investors within the multifamily market. Prior to joining RedSwan CRE, Simon was managing director at Greyston & Co., in San Francisco and a VP at CB Richard Ellis.

Simon was with Greyston & Co. as a Managing Director from June 2016 until January 2022. He has been with RedSwan since January 2022, he joined as the Director of Sales and Business Development. Simon was promoted to his current role in March of 2023.

Martha Theus, Financial and Operation Compliance

Martha has over 40 years of experience in financial accounting, internal control, and compliance. Her tenure includes auditing roles for Ernst & Young and as Corporate Internal Audit Manager for Lockheed Martin Corporation. After going into private practice over 20 years ago, she developed an expertise in real estate private placements (under Regulation D, 506(c)) which included investor due diligence, cap table management (sponsor and investor facing) and financial/tax reporting. In addition, she implemented investment management software to ensure the systems were compliant with regulatory investor compliance.

Martha has been an advisor for the company since June 2022. She has an active CPA license, as well as a Series 7, 14, 24, 27 and 66.

Martha has been in private practice providing financial, compliance and accounting services to businesses since April 2000.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of May 16, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Edward Nwokedi	5,000,000 – Common Stock 17,578 Preferred Seed Stock	76.13%

The following table describes our capital structure as of August 15, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Voting Common Stock	9,750,000	6,250,000	1,906,468	1,593,532
Non-Voting Common Stock	250,000	0	0	250,000
Preferred Stock	1,659,532	0	0	1,659,532
Series Seed Preferred Stock	340,468	340,468	0	0

*Includes 2018 Equity Incentive Plan, in which 2,215,000 were authorized, 649,000 have already been issued to employees. 1,566,000 are the shares available for issuance under the plan. In addition, 340,468 shares are reserved for conversion of the Series Seed Preferred Stock

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

	Allocation After Offering Expenses	Allocation After Offering Expense

Purpose or Use of Funds	for a $200,000 Raise	for a $5,000,000 Raise
Offering Costs	$162,000	$162,000
Marketing	$0	$1,698,000
Salaries and Team Growth/Development, Sales, Support, and Travel	$0	$1,940,000
R&D and Technology	$0	$528,000
General and Administrative	$38,000	$672,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by SetApart FS. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion includes information based on our unaudited operating data for 2023 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

The company's net revenues for the year ended December 31, 2022, were $260,813, a 67.02% decrease from $790,870 in 2021. Net revenues consist of all sales, less discounts and returns. The company's revenues were primarily derived from services provided through its commercial real estate tokenization platform. The primary driver of changes from the year ending December 31, 2022, was focused on improving our technology and building our team of licensed professionals.

Cost of services primarily consists of salesperson commissions. Cost of services in 2022 was $91,364, a 129% increase from 2021, primarily due to commissions and incentives to salespersons. Gross profit (revenues less the cost of producing those revenues) in 2022 was $169,449, a decrease over 2021 of 75%. Gross margins in 2022 were 64.9%, compared to 94.3% in 2021.

The company's operating expenses consist of payroll, professional services, marketing and advertising, utilities, general and administrative costs, and sales and marketing. Operating expenses in 2022 amounted to $889,584 a 83.3% increase from $485,212 in 2021. The primary components of this increase were due to:

- A 112.48% increase in Personnel Expenses.
- A 231.4% increase in Professional Services
- A 99.3% increase in General and Administrative expenses due to the company renting their headquarters for a full year compared to 4 months in 2021.

As a result of the foregoing factors, the company's net loss from operations was $720,135 in 2022, a 489% decrease from operating income of $184,830.

Other expenses consist of interest payments. Other expenses amounted to $8,103 in 2022, a 245.69% increase from $2,344 in 2021.

As a result of the foregoing factors, the company's net loss for 2022 was $728,020, a decrease of 463.96% from a net income of $200,024 in 2021.

Since the end of the period covered by the financial statements, our YTD revenues through June 30, 2023, are $83,500.

Liquidity and Capital Resources
While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company. The company has recorded profit in only one of its fiscal years since inception, the other fiscal years have been losses.

The company was initially capitalized by equity investments from its shareholders in the amount of $300,000. In 2020, the company issued SAFEs in the amount of $750,000. In addition, the company raised $761,492 in a Regulation CF in 2021. Additionally, in the same year of 2021, it did a concurrent Regulation D offering in the amount of $250,008. It also raised $275,000 issuing SAFEs in 2023.

As of December 31, 2022, the company had cash on hand in the amount of $824,470. As of July 2023, the company had $600,000. Currently, we estimate our burn rate (net cash out) to be on average $50,000 per month.

The company expects that the net proceeds of a maximum offering, in addition to its successful SAFE raise will satisfy the company's cash requirements for the next 12 months, given its current monthly burn rate of approximately $50,000. The company's management intends to use capital from this raise to hire additional quality sales professionals with the intention that those hires help achieve new revenue generation.

In order to continue as a going concern after that time, develop a reliable source of revenues, and achieve a profitable level of operations, they may need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through borrowing and the sale of its securities including in private placements.

Indebtedness

As of December 31, 2022, the company had outstanding debt of $62,500. The company entered into an EIDL agreement during fiscal year 2020, the credit facility size was originally $62,500, with an interest rate of 3.75%. For more details on the loan, please see Note 6 in the Financial Statements.

RELATED PARTY TRANSACTIONS

- The company has deposited funds so that its subsidiary RedSwan DAF (Digital Asset Fund) dba RedSwan PC, Inc. could open and maintain a bank account. As of both December 31, 2022, and December 31, 2021, funds deposited amounted to $45,000.
- In 2022, the company deposited funds so that its subsidiary RedSwan Markets LLC could open and maintain a bank account. As of December 31, 2022, funds deposited amounted to $2,000.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- In 2020, the company issued Simple Agreements for Future Equity (SAFEs) totaling $450,000 in reliance on 506(b) of Regulation D. The proceeds of this offering were used for general business, marketing, and technology.

- In 2021, the company sold 125,401 shares of Series Seed Preferred Shares in reliance on Regulation CF of the JOBS Act, for consideration of $761,492. Concurrent with this raise in 2021, the company also sold 40,800 shares for consideration of $250,008 in reliance on 506(b) of Regulation D. The proceeds of this offering were used for general business, marketing, and technology.

- In 2023, the company issued SAFEs totaling $275,000 in reliance on 506(b) of Regulation D. The proceeds of this offering were used for general business, marketing, and technology.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects RedSwanPC's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company's authorized securities consist of up to 10,000,000 shares of common stock, of which at least 250,000 are Non-Voting Common Stock and at least 9,750,000 are Voting Common Stock. The company's authorized securities also consist of 2,000,000 shares of Preferred Stock, of which 340,468 are Series Seed Preferred Stock. Additionally, the company has issued $275,000 of SAFEs. As of August 15, 2023, there were 0 shares of Non-Voting Common Stock outstanding. For this offering, the company is issuing Non-Voting Common Stock at $20.00 per share.

Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Voting Common Stock; except that our Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

The investment will be made through RedSwan Seed Select SPV, LLC. a special purpose investment vehicle exempts from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the company. The Crowdfunding SPV will be the legal owner of the Non-Voting Common Stock. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in Non-Voting Common Stock as if they had invested directly with the company.

Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Non-Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

The holders of the Non-Voting Common Stock of the company shall have no right to vote except as required by law.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Conversion Rights

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), all outstanding shares of Non-Voting Common Stock will automatically convert into shares of Common Stock.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 35% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement, or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the company's board of directors who is not (i) an employee or a holder of common stock of the company, (ii) a family member or personal friend of an employee or a holder of common stock of the company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 time the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement

Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and

Simple Agreement of Future Equity (SAFE)

The company currently has $275,000 worth of SAFEs outstanding. The SAFEs discount rate is 80%. The SAFEs will convert automatically if there is an equity financing or a liquidation event, if there is an equity financing the SAFEs will convert into SAFE Preferred Stock which are a series of Preferred Stock issued to the Investor in an equity financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

If there is a liquidation event the SAFE will automatically be entitled (subject to the liquidation priority) to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

In a Liquidity Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock).

(ii)   On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

● In an IPO or other public offering registered with the SEC;

● To the company;

● To an accredited investor; and

● To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected KoreConX, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. If the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

Our company internally performed research using resources like Pitch Book and based upon our industry comparative analysis. While there is no guarantee to defend values of startup companies, RedSwan compared other blockchain, fintech startup companies with supported valuations from raised capital.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at redswan.io at the bottom of the page that says, "SEC Filings."

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company is currently compliant with its ongoing reporting obligations; however, the previously filed annual reports for the fiscal years ended December 31, 2021, and 2022 were filed late. The Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

 MUNDIAL FINANCIAL GROUP'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://redswan.io/invest

Red Swan PC, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Red Swan PC, Inc.
Wilmington, Delaware

Opinion

We have audited the financial statements of Red Swan PC, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

July 26, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	824,470	$	834,769
Due from related party		47,000		45,000
Prepaids and other current assets		131,919		3,743
Total current assets		**1,003,389**		**883,512**
Right of use assets		105,313		-
Total assets	$	**1,108,702**	$	**883,512**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	32,923	$	32,923
Credit card		9,210		-
Current portion of long-term debt		9,549		7,465
Right of use liability, current portion		25,716		-
Other current liabilities		6,299		3,817
Total current liabilities		**83,697**		**44,205**
Long-term debt, net		52,951		55,035
Right of use liability		79,596		-
Total liabilities	$	**216,244**	$	**99,240**
STOCKHOLDERS' EQUITY				
Common Stock	$	63	$	63
Preferred Stock		3		1
Equity Issuance Costs		(85,991)		-
Additional Paid in Capital (APIC)		2,171,774		1,210,528
Retained earnings/(Accumulated Deficit)		(1,193,391)		(426,320)
Total stockholders' equity		**892,458**		**784,272**
Total liabilities and members' equity	$	**1,108,702**	$	**883,512**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	260,813	$	709,870
Cost of services		91,364		39,828
Gross profit		169,449		670,042
Operating expenses				
Personnel		326,137		153,490
Professional services		201,482		60,780
General and administrative		131,569		65,994
Sales and marketing		230,396		204,948
Total operating expenses		889,584		485,212
Operating income/(loss)		(720,135)		184,830
Interest expense		8,103		2,344
Other Loss/(Income)		(218)		(17,538)
Income/(Loss) before provision for income taxes		(728,020)		200,024
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(728,020)**	$	**200,024**

See accompanying notes to financial statements.

RED SWAN PC INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	**6,250,000** $	**63**	**-** $	**-**	$ **302,807**	$ **-**	$ **(476,398)**	$ **(173,528)**
SAFE conversion	-	-	130,858	1	907,721	-	-	907,722
Retained earnings adjustment	-	-	-	-	-	-	(149,946)	(149,946)
Stock based compensation	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	200,024	200,024
Balance—December 31, 2021	**6,250,000** $	**63**	**130,858** $	**1**	$ **1,210,528**	$ **-**	$ **(426,320)**	$ **784,272**
Issuance of Preferred Stock	-	-	209,610	2	961,245	(85,991)	-	875,256
Stock based compensation	-	-	-	-	1	-	-	1
Retained earnings adjustment	-	-	-	-	-	-	(39,051)	(39,051)
Net income/(loss)	-	-	-	-	-	-	(728,020)	(728,020)
Balance—December 31, 2022	**6,250,000** $	**63**	**340,468** $	**3**	$ **2,171,774**	$ **(85,991)**	$ **(1,193,391)**	$ **892,458**

See accompanying notes to financial statements.

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(728,020)	$	200,024
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share based compensation expense		1		-
Equity reconciliation adjustment		(39,051)		(149,946)
Changes in operating assets and liabilities:				
Due from related party		(2,000)		(45,000)
Prepaids and other current assets		(128,177)		(3,743)
Accounts payable		-		(14,381)
Credit Card		9,210		-
Other current liabilities		2,482		2,270
Net cash provided/(used) by operating activities		**(885,555)**		**(10,776)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash used in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		-		(17,400)
SAFE conversion		-		457,721
Capital contributions		875,256		-
Net cash provided/(used) by financing activities		**875,256**		**440,321**
Change in cash		(10,299)		429,545
Cash—beginning of year		834,769		405,224
Cash—end of year	$	**824,470**	$	**834,769**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Red Swan PC was initially formed on February 16, 2018 ("Inception") in the State of Texas as an LLC. On May 2, 2018 Red Swan PC converted to Red Swan PC Inc., a Delaware C Corporation. The financial statements of Red Swan PC Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Red Swan PC is a commercial real estate tokenization platform and marketplace for institutional quality opportunities transformed into digital security tokens. Building owners and investors can both receive early liquidity on high quality, off market real estate through their computer, laptop or smartphone. Joining Red Swan PC's selected clientele of investors makes investment acquisition easier and more efficient. Red Swan is a private client catering towards those interested in quality, commercial real estate investment opportunities. Through a simple interface, investors can browse off market digital security CRE investment opportunities in a growing number of markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $574,470 and $584,769, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from services provided through commercial real estate tokenization platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $230,396 and $204,948 which is included in sales and marketing expenses.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain office space under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of office space.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 128,591	$ 128,591	$ 128,591
Liabilities				
Current Portion of Lease Obligation	-	23,279	23,279	$ 23,279
Lease Obligation	-	105,313	105,313	$ 105,313
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets comprise primarily deposits, account payables consist primarily of trade payables and credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current liabilities comprise primarily loan interest.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,599,670 shares designated as Common Stock with a par value of $0.00001. As of both December 31, 2022, and December 31, 2021, 6,250,000 Common Shares have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 1,026,426 shares designated as Preferred Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 340,468 and 130,858 Preferred Shares have been issued and outstanding, respectively.

5. SHARE-BASED COMPENSATION

Sharebased compensation

During 2018, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 2,215,000 shares of its Common Stock pursuant to the Plan, which provides for restricted shares awards to employees. As of December 31, 2022, the Company had 1,412,750 shares of common stock available for future issuance of awards under the 2018 Plan.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2022		2021	
Cost of goods sold	$	-	$	-
Selling, marketing, and administrative		1		0
Total share-based compensation	$	1	$	0

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	232,000	$	0.00	1.04
Granted	146,250	$	0.00	-
Vested	-	$	-	-
Cancelled	-	$	-	-
Outstanding at December 31, 2021	378,250	$	0.00	8.31
Granted	424,000	$	0.00	
Vested	-	$	-	-
Cancelled	-	$	-	-
Outstanding at December 31, 2022	802,250	$	0.00	8.46

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2022 and 2021 was $0.00001.

The unrecognized compensation expense calculated under the fair value method for shares expected to vest as December 31, 2022 and December 31, 2021 was approximately $0.90 and $7.25 respectively.

6. DEBT

Loans

During the years presented, the Company has entered into loans. The details of the Company's loans and the terms are as follows:

					For the Year ended December 2022					For the Year ended December 2021				
Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
EIDL loan	$62,500	3.75%	Fiscal year 2020	5/12/2050	$2,481	$6,299	$9,549	$52,951	$62,500	$2,344	$3,817	$7,465	$55,035	$62,500
Total					$2,481	$6,299	$9,549	$52,951	$62,500	$2,344	$3,817	$7,465	$55,035	$62,500

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	9,549
2024	2,083
2025	2,083
2026	2,083
2027	2,083
Thereafter	44,618
Total	**$62,500**

The Company entered an EIDL agreement during fiscal year 2020, the credit facility size being $62,500. The interest rate is 3.75% per annum. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $62,500.

7.   LEASES

In August 2021, the Company entered into lease agreement for renting of business premises. The lease has an original period expiring on July 31, 2026. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to its balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 128,591
Additions	$ -
Lease Payments	(23,279)
Balance at end of period	$ 105,313

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 34,800
2024	34,800
2025	34,800
2026	20,300
Total	$ 124,700

8.   RELATED PARTY TRANSACTIONS

The Company has deposited funds so that related party RedSwan DAF (Digital Asset Fund) dba RedSwan CRE could open and maintain bank account. As of both December 31, 2022 and December 31, 2021 funds deposited amounted to $45,000.

In 2022, the Company deposited funds so that related party RedSwan Markets LLC could open and maintain bank account. As of both December 31, 2022 funds deposited amounted to $2,000.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (216,222)	$ 59,407
Valuation Allowance	216,222	(59,407)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(298,305)	$	(82,083)
Valuation Allowance		298,305		82,083
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,004,394. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2022 and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 26, 2023, the date the financial statements were available to be issued.

In January 2023 the Company received a SAFE payment in the amount of $275,000. SAFE If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Discount Price, discount rate being set at 80%. If there is a Liquidity Event before the expiration or termination of this instrument, the investors will automatically be entitled to receive a of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity price. If there is a Dissolution Event before this instrument expires or terminates, the Investor will automatically be entitled to receive a portion of Proceeds as previously agreed prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

REDSWAN SEED SELECT SPV, LLC

FINANCIAL STATEMENTS
AS OF INCEPTION (AUGUST 9, 2023)
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
RedSwan Seed Select SPV, LLC
Lewes, Delaware

Opinion

We have audited the financial statements of RedSwan Seed Select SPV, LLC (the "Company,"), which comprise the balance sheet as of August 9, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the period from inception (August 9, 2023), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of August 9, 2023 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from August 9, 2023.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 4, 2023
Los Angeles, California

REDSWAN SEED SELECT SPV LLC
BALANCE SHEET

As of inception	August 9, 2023
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
Total assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
MEMBERS' EQUITY	
Members' equity	-
Total liabilities and members' equity	$ -

See accompanying notes to financial statements.

As of inception	August 9, 2023
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

As of inception August 9, 2023		
(in , $US)		
Inception date (August 9, 2023)	$	-
Net income/(loss)		-
Balance—August 9, 2023	$	-

See accompanying notes to financial statements.

As of inception	August 9, 2023
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

RedSwan Seed Select SPV LLC was formed on August 9, 2023 in the state of Delaware. The financial statements of RedSwan Seed Select SPV LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lewes, Delaware.

RedSwan Seed Select SPV LLC is an SPV established in order to hold shares of the Reg CF offering from RedSwan PC Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 9, 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents will include all cash in banks. The Company's cash will be deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 9, 2023 the Company does not yet have a bank account.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is exclusively a holding company with no independent revenue stream.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is a newly founded entity and no returns are due as of August 9, 2023.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 4, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   MEMBERS' EQUITY

The Company is 100% owned by Red Swan PC Inc.

4.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

5.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of August 9, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 9, 2023 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 9, 2023 through September 4, 2023, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of the planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.